

NEWS RELEASE

THE RED LAKE MINE POURS ITS 5 MILLIONTH OUNCE OF GOLD!

Toronto, May 6, 2004 – GOLDCORP INC.'s (GG:NYSE; G:TSX) Red Lake Mine has achieved a significant milestone today! It produced its 5 millionth ounce of gold. The Red Lake Mine is considered to be the richest gold mine in the world! In terms of production cost, it produces gold at a very low cost of $80 per ounce. It is world class.

The mine started producing gold during Red Lake's second gold rush in 1949. In its first 50 years, the mine produced 3.15 million ounces. In the last 4 years, after the discovery and development of the high grade zone, the mine has produced an additional 1.85 million ounces. The mine is on track to produce its 10 millionth ounce in or before 2012.

The event was celebrated at the new Red Lake Virtual Reality Studio, the first on-site mining virtual lab in the world. The recent success of the mine is attributable to hard work, critical thinking, innovative mining methods and new technologies.

The Company is in excellent financial condition: has **NO DEBT**, a Large Treasury and Strong Cash Flow and Earnings. **GOLDCORP** is completely **UNHEDGED** and pays a dividend twelve times a year. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact: **Corporate Office:**

Gregory Laing   145 King Street West
Vice President, Legal   Suite 2700
Telephone: (416) 865-0326   Toronto, Ontario
Fax: (416) 361-5741   M5H 1J8
e-mail: info@goldcorp.com   website: www.goldcorp.com